EXHIBIT 99.A(6)

News Release
                                                      Contact: Alan Lucas, CEO
March 30, 1998                                         (207)283-0156, ext. 113

       INTELLIGENT CONTROLS AGREES TO INVESTMENT BY AMPERSAND VENTURES
          Brooks to be named CEO; Founder Alan Lukas to be Chairman

SACO, Maine, March 30, 1998 - Intelligent Controls, Inc. (INCON, Amex symbol
ITC), Ampersand Ventures and Roger E. Brooks announced today an agreement in principle whereby Ampersand will make a $5 million investment in Intelligent Controls. INCON is a supplier of measurement instrumentation to the petroleum and power utility industries. Ampersand is a private equity firm focused on investments in technology-based companies. Mr. Brooks is formerly President and CEO of Dynisco, Inc., a leading supplier of industrial instrumentation and equipment.

Under the terms of the agreement, INCON will issue $5 million of new common stock to Ampersand at $3.25 per share. In addition, INCON will initiate a public tender to purchase 475,000 shares of its outstanding common stock at $3.25 per share (for a total of $1,543,750). On closing of the proposed investment agreement, expected by May 15, 1998, Roger E. Brooks will immediately join INCON as President & CEO as well as a director of the Company. In the interim period, Brooks will be a full-time consultant to the Company. Alan Lukas, President and founder of INCON, will be Chairman of the Board of Directors as well as Vive President of Product Development.

At the upcoming annual meeting in Portland, April 30th, the shareholders will be asked to elect directors and vote on a number of other matters, some of which relate to this agreement. Following completion of this transaction, Ampersand will be the largest shareholder owning approximately 32% of the common stock. The Lukas family will still own more than 25% and Brooks, the new CEO, will own 10%.

According to INCON, a portion of the new equity financing will be used to purchase a portion of the Company's outstanding common stock and to reduce short term borrowing. The remainder of the financing will be used to expand the Company's marketing and sales capabilities, both in the U.S. and internationally, as well as to fund the development of new products and potential acquisitions.

Alan Lukas, INCON's founder and current President and CEO noted, "INCON's partnership with Ampersand and Brooks is ideal. By combining our leading-edge technology and products with Ampersand's financial strength and Brooks's proven track record in building successful technology companies, we have positioned the Company to reach a new level of growth. This investment allows us to take full advantage of our potential while remaining an independent entrepreneurial organization. It also enables me to stay actively engaged in the Company and concentrate on areas where I can work to maximize INCON's value by creating new products."

Roger E. Brooks added, "I'm enthusiastic about INCON's prospects. Alan Lukas and the INCON team have done an outstanding job of creating a solid technology and product foundation. I enjoy the challenge of helping small technology-based companies get to their next level. I look forward to working with INCON in that process and, at the end of the day, creating increased value for the Company's customers, employees and shareholders."

According to Ampersand General Partner Charles D. Yie, "INCON is an excellent investment for Ampersand. A leader in the level and leak detection marketplace, the Company offers us the opportunity to leverage both our experience in over 30 technology-based companies, and Roger Brooks, who has participated as a member of the Ampersand team for more than a year."

Intelligent Controls, Inc. based in Saco, Maine is a leading supplier of automatic tank gauging systems and line leak detection equipment as well as general predictive maintenance instrumentation for the power utility market and other industrial applications.

Roger E. Brooks served as President and CEO of Dynisco, Inc. from 1984-96. Dynisco provides a broad range of measurement, test, control and equipment products to the plastics and other industrial markets. During Brooks's tenure, Dynisco revenues grew from $11 million to over $90 million through a combination of internal growth, international expansion, new product development and acquisitions. Prior to Dynisco, Brooks was a Director and Executive Vice President of Thermo Electric Co., a manufacturer of temperature instrumentation and control products. He is currently a Director of Nobel System UK and American MSI Corporation.

Ampersand Ventures, based in Wellesley, Massachusetts, is a leader in specialty materials and chemicals investing, with more than $200 million of capital under management. Formed in 1987 as a spinoff from Paine Webber, its investors include a select group of financial institutions and operating companies, including the University of Texas, the Henry Luce Foundation, and the pension funds of Fischer Scientific, Pfizer, and John Deere.

Additional information about Intelligent Controls, Inc. (INCON) can be found on the Internet at www.intelcon.com or contact Alan Lukas at 207-283-0156 x113. For more information on Ampersand Ventures contact Paul Zigman at 781-239-0700.